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July 13, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the Global Strategist Portfolio (formerly Balanced Portfolio) (the “Portfolio”), filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2012.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 107 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 13, 2012.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA Beijing Hong Kong

Response 1.           This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.         Please supplementally confirm that the Fund has considered whether the Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 2.           We confirm that the Fund has considered and determined that the Portfolio’s use of derivatives and related disclosure is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 3.         Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolio invests.

Response 3.           The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolio” and “Additional Information about the Portfolio’s Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolio invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 4.         Please ensure that the font size used in the Registration Statements complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.           The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 5.         Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Portfolio invests its assets in the securities of issuers located in multiple countries throughout the world.

Response 5.           We confirm that the Portfolio invests its assets in the securities of issuers located in multiple countries throughout the world.

Comment 6.         Please include the “Acquired Fund Fees and Expenses” line item in the Annual Fund Operating Expenses tables, if appropriate.

Response 6.           This line item is not applicable to the Portfolio at this time.

Comment 7.         Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items.  In this regard, please delete footnote † following the Fee Table.

Response 7.           Footnote † has been deleted.

Comment 8.         Disclosure in the second paragraph under the section entitled “Portfolio Summary—Principal Investment Strategies” states that “[i]nvestment decisions will be made without regard to any particular allocation as to geographical location, sector, credit rating, maturity, currency denomination or market capitalization.  In regard to the underlined phrase, please clarify whether the securities in which the Portfolio may invest include defaulted securities.

Response 8.           The Portfolio may invest in high yield securities which are currently in default on principal or interest payments.  Disclosure has been added to the section of the Prospectus entitled “Details of the Portfolio—Risks.”

Comment 9.         The disclosure in the last paragraph of the section entitled “Portfolio Summary—Principal Investment Strategies” indicates that derivative instruments “will be counted toward the Portfolio’s exposure to the types of securities listed above to the extent they have economic characteristics similar to such securities.”  Please revise the disclosure to indicate that such derivatives will be directly tied and closely linked to the performance of these securities.

Response 9.           We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is adequate and consistent with the release adopting Rule 35d-1.  We believe that derivatives can be used to gain exposure to one or more of the types of securities included in the Portfolio’s investment policies.  In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Portfolio would apply exposure from derivatives towards its investment basket (whether or not the Portfolio is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 10.       The disclosure in the section entitled “Purchasing Class I, Class P and Class L Shares—Initial Purchase by Mail” indicates that an investor may open an account, subject to acceptance by the Fund.  Please clarify supplementally what is meant by the underlined phrase.

Response 10.         As disclosed in the section entitled “Purchasing Class I, Class P and Class L Shares—Other Purchase Information,” the Fund may suspend the offering of shares, or any class of shares, of the Portfolio or reject any purchase orders when the Fund thinks it is in the best interest of the Fund.

Comment 11.       The disclosure in the section of the Prospectus entitled “Fund Management—Portfolio Management” states that the Portfolio is managed by members of the Global Asset Allocation team.  Please clarify supplementally how the Portfolio is managed.

Response 11.         As disclosed in the section entitled “Fund Management—Portfolio Management,” the Portfolio is managed by members of the Global Asset Allocation team.  Consistent with Item 5 of Form N-1A, the individuals that are responsible for the day-to-day management of the Portfolio, Mark A. Bavoso and Cyril Moullé-Berteaux, are named in the Prospectus.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 12.       With respect to Fundamental Investment Restriction #5 regarding borrowing, consider adding explanatory language following the restrictions that states clearly the Portfolio’s policy regarding borrowing.

Response 12.         An explanation of the Portfolio’s policy regarding borrowing is included in the section of the Statement of Additional Information entitled “Investments and Risks—Borrowing.”

Comment 13.       Please confirm that the Portfolio’s concentration policy set forth under Investment Restriction #7 complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 13.         Although the Portfolio’s concentration policy set forth under Investment Restriction #7 refers to investments of more than 25%, the Portfolio will comply with the Staff’s position that a concentration policy applies to investments of 25% or more.

Comment 14.       With respect to Fundamental Investment Restriction #8 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Portfolio’s policy regarding the issuance of senior securities.

Response 14.         An explanation of the Portfolio’s policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Investments and Risks—Borrowing.”

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss